SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Act of 1934
(Amendment No. ____) *

Alpine Alpha 2, Ltd.

(Name of Issuer)
COMMON STOCK, PAR VALUE $.001 PER SHARE (Title of Class of Securities)
None (CUSIP Number)

Darren Ofsink, Esq.
Guzov Ofsink, LLC
600 Madison Avenue, 14th Floor
New York, New York 10022
Tel. No. (212) 371-8008
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 06, 2010 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [     ]

Note.   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of  1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. None	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bowu Xiao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,744,282
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,744,282
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,744,282
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.79%
14	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer.

The class of equity securities to which this Schedule 13D (the “Statement”) relates is the common stock, par value $.001 per share (the “Common Stock”) of Alpine Alpha 2, Ltd. (the “Issuer”).

The Issuer is a Delaware corporation and its principal executive office is located at China Merchants Tower, Suite 1503, 161 Lujiazui East Road, Shanghai PRC 200120.

Item 2.  Identity and Background.

(a)           The name of the person filing this statement is Bowu Xiao, hereinafter referred to as the “Reporting Person.”

(b)           The Reporting Person’s address is China Merchants Tower, Suite 1503, 161 Lujiazui East Road, Shanghai PRC 200120.

(c)           The principal occupation of the Reporting Person is director of the Issuer. The principal business address of the issuer is: China Merchants Tower, Suite 1503, 161 Lujiazui East Road, Shanghai PRC 200120.

                (d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

(f)            The Reporting Person is a citizen of People’s Republic of China.

Item 3.  Source and Amount of Funds or Other Consideration.

           On July 6, 2010, pursuant to the terms of an agreement by and between the Issuer, Goodintend Holdings Limited, a company incorporated under the laws of the British Virgin Islands (“Goodintend”) and the owners of all of the outstanding shares of Goodintend (the “Goodintend Shares”) (the “Share Exchange Agreement”), the stockholders of Goodintend acquired an aggregate of 24,737,500 shares of the Issuer’s newly-issued Common Stock in exchange for all of their Goodintend Shares (the “Share Exchange Transaction”). As a result, Goodintend became the wholly-owned subsidiary of the Issuer.

The Reporting Person, as a holder of 1,600 shares of Goodintend Shares, received 1,744,282 shares of the Issuer’s newly-issued Common Stock in the Share Exchange Transaction.

In connection with the Share Exchange Transaction, the Issuer, Goodintend and certain stockholders of Goodintend entered into a Holdback Escrow Agreement on July 6, 2010 (the “Holdback Escrow Agreement”), where 1,537,500 shares of the 24,737,500 shares of Common Stock issued were pledged and deposited into an escrow account.

Pursuant to the Holdback Escrow Agreement, the Reporting Person pledged and deposited into an escrow account a total of 144,282 shares of Common Stock. If the Issuer’s after tax income in year 2010 exceeds the 2010 Targeted Net Income (as defined in Holdback Escrow Agreement), 72,141 shares will be released to the Reporting Person. If the Issuer’s after tax income in year 2011 exceeds the 2011 Targeted Net Income (as defined in Holdback Escrow Agreement), 72,141 shares will be released to the Reporting Person. If the Company’s after tax income is less than the Targeted Net Income of applicable fiscal year, the pledged shares of the applicable year will be canceled.

Item 4.  Purpose of Transaction.

The purpose of the mentioned Share Exchange Transaction was for the Issuer to acquire the control of Goodintend, which further controls two PRC operating companies through a series of contractual arrangements.

Goodintend is owner of all of the registered capital of Shenyang Yanzikou Sports and Entertainment Co., Ltd., a wholly foreign owned PRC company (“Shenyang Yanzikou”).  Shenyang Yanzikou, through a series of contractual arrangements, controls Beijing Shungao Golf Course Management Co., Ltd., a PRC company (“Beijing Shungao”) and Shanghai Zhonggao Investments Management Co., Ltd., a PRC company (“Shanghai Zhonggao”). Beijing Shungao and Shanghai Zhonggao are each engaged in the design and construction of golf courses in the PRC.

As a result of the Share Exchange Transaction, the Issuer ceased to be a shell company as that term is defined in Rule 12b-2 under the Exchange Act and the Issuer has effectively acquired the control of Beijing Shungao and Shanghai Zhonggao.

The Share Exchange Transaction also resulted in a change in control of the Issuer. James Hahn, the Issuer’s former sole director, appointed new officers and directors of the Issuer, and resigned as the Issuer’s sole officer and director. The appointment of the new officers was effective upon the closing of the Share Exchange Transaction. The election of the new directors will take effect 10 days following the mailing of the Company’s Information Statement on Schedule 14f-1 that was filed with the SEC on July 2, 2010 and mailed on July 14, 2010. The Reporting Person’s appointment as a director of the Issuer will be effective on July 26, 2010.  For more details of the change in control of the Issuer, please refer to Item 5.01 of the Issuer’s Current Report on Form 8-K, filed with the SEC on July 9, 2010.

Except as set forth herein, the Reporting Person has no other plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

                The Reporting Person reserves the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.  Interest in Securities of the Issuer.

(a)  As of the date hereof, the Reporting Person beneficially owns an aggregate of 1,744,282  shares of the Issuer’s Common Stock which represents approximately 5.79% of the Issuer’s outstanding Common Stock.

(b)  As of the date hereof, the Reporting Person directly owns 1,744,282 shares of the Issuer’s Common Stock as described in this report. The Reporting Person is therefore deemed to hold sole voting and dispositive power over all of such 1,744,282 shares.

Pursuant to the Holdback Escrow Agreement, the Reporting Person pledged and deposited into an escrow account a total of 144,282 shares of Common Stock. If the Issuer’s after tax income in year 2010 exceeds the 2010 Targeted Net Income (as defined in Holdback Escrow Agreement), 72,141 shares will be released to the Reporting Person. If the Issuer’s after tax income in year 2011 exceeds the 2011 Targeted Net Income (as defined in Holdback Escrow Agreement), 72,141 shares will be released to the Reporting Person. If the Company’s after tax income is less than the Targeted Net Income of applicable fiscal year, the pledged shares of the applicable year will be canceled.

(c)  Except as described in Section 3 and 4 of this report on Schedule 13D, no transactions in the Common Stock were effected during the past sixty days by the Reporting Person.

                (d)  To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of the 1,744,282 shares of Common Stock reported in Item 5(a), except for the Holdback Shares initially held in escrow under the Holdback Escrow Agreement described in Item 4 above.

                (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer except for the arrangements under the Share Exchange Agreement and Holdback Escrow Agreement described above.

Item 7.  Material to be Filed as Exhibits.

1.	Share Exchange Agreement, dated as of July 6, 2010 among the Issuer, Goodintend (BVI), and the shareholders of Goodintend.*
2.	Holdback Escrow Agreement, dated July 6, 2010, among the Issuer, Goodintend , certain shareholders of Goodintend and Guzov Ofsink, LLC as escrow agent.*

* Incorporated by reference to the exhibits to the Issuer’s Current Report of Form 8-K, filed with the SEC on July 9, 2010.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: July 23, 2010	By:	/s/ Bowu Xiao
Name: Bowu Xiao